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                                                                       Exhibit 6

                                  May 22, 2000


Jack Marshall
Chief Executive Officer
PhotoLoft.com
Suite 142
300 Orchard City Drive
Campbell, California 95008

Dear Jack:

        This letter supplements that certain Stock Purchase Agreement, dated as of April 18, 2000 and executed as of the date hereof ("Agreement"), by and among Intellect Capital Group, LLC, a Delaware limited liability company (the "Purchaser"), and PhotoLoft.Com, Inc., a Nevada corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the same meaning as set forth in the Agreement.

        In accordance with Article 2 of the Agreement, Purchaser shall receive shares of the Company's Series B Preferred Stock, which, no later than 30 days from the date upon which such Purchased Stock shall be issued (the "Purchased Stock Issuance Date"), shall be convertible into that number of fully paid and nonassessable shares of the Company's Common Stock equal to fifty percent (50%) of the Company's Common Stock then outstanding following the conversion (the "Conversion Date").

        Pursuant to Section 3.2 of the Agreement, Company represents and warrants to Purchaser as follows:

        The Company has sufficient number of shares of Common Stock authorized in order to reserve a number of shares to permit the conversion of the Purchased Shares.

        As of the date hereof, Company has 50,000,000 shares of Common Stock authorized, with 12,914,377 shares of Common Stock issued and outstanding (the "Outstanding Shares"); an additional 7,640,739 shares of Common Stock obligated for issuance pursuant to (i) agreements for the conversion of other securities into shares of Common Stock, (ii) agreements for the exercise of warrants and options in exchange for shares of Common Stock and (iii) other commitments of the Company to issue or sell shares of Common Stock and/or securities convertible into shares of Common Stock (the "Obligated Shares"); and contemplates issuing at least 4,800,000 shares in conjunction with the current private placement of common stock ("Placement Shares"). Thus, as of the date hereof and in accordance with the terms of the Agreement, the Purchaser is entitled to receive at least 25,355,116 shares of the Company's

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Common Stock upon conversion of the Purchased Stock into shares of Common Stock
(the "Conversion Shares").

        If the Company were to immediately convert its Purchases Shares into Conversion Shares, the Company would not have a sufficient number of shares of Common Stock authorized in order to reserve a number of shares to permit the conversion of the Purchased Shares into the Conversion Shares, as indicated by the following table:


     OUTSTANDING SHARES                           12,914,377

     OBLIGATED SHARES                              7,640,739

     PLACEMENT SHARES                              4,800,000

     CONVERSION SHARES                            25,355,116
                                                  ----------

        TOTAL SHARES SUBJECT TO ISSUANCE          50,710,232

     SHARES AUTHORIZED                            50,000,000
                                                  ----------

        SHARES IN EXCESS OF AUTHORIZATION            710,232


        In order for there to be a sufficient number of shares of Common Stock authorized to reserve a number of shares for the Conversion Shares, the Company must increase the number of authorized shares of its Common Stock. In order to increase the number of authorized shares of its Common Stock, the Company must amend its Articles of Incorporation, which requires the approval of the Company's shareholders in accordance with Nevada law.

        In consideration of the mutual covenants and agreements set forth in the Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, by signing this letter ("Letter Agreement"), the Company hereby agrees as follows:

        1. As an inducement to the Purchaser for entering into the Agreement and contemporaneously with the execution thereof by the Purchaser, and contemporaneously with the execution of this Letter Agreement by the Company, the Company shall cause each of its directors and officers and all of its shareholders who have beneficial ownership of at least 10% of the Company's currently outstanding Common Stock to enter into a Shareholder Agreement with Purchaser in the form attached hereto as EXHIBIT A ("Shareholder Agreement").

        2. No later than five (5) business days after the Purchased Stock Issuance Date, the Company shall file with the Securities and Exchange Commission a form of proxy seeking shareholder approval of an amendment to the Company's Articles of Incorporation that will increase the authorized number of shares of our Common Stock from 50,000,000 to 200,000,000 shares (the "Proxy). The Company may include other matters for shareholder consideration and approval in the Proxy as it deems necessary or advisable, including but not limited to, seeking shareholder approval for changing the Company's name from "PhotoLoft.com" to "PhotoLoft, Inc."

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        3.      In the event that the Company does not file the Proxy within five (5) business days after the Purchased Stock Issuance Date, Purchaser shall be entitled to receive from Company, and Company shall pay to Purchaser, a penalty of $1,000 for each day during which the Proxy remains unfiled.

        4. In the event that the Company is unable to obtain the necessary shareholder approval of the amendment to the Company's Articles of Incorporation that will increase the authorized number of shares of our common stock from 50,000,000 to 200,000,000 shares prior to the Conversion Date and to the extent that the Company has insufficient shares of Common Stock available to issue the Conversion Shares, then for each Conversion Share that cannot be issued on the Conversion Date as a result of such deficit, the Company shall pay to Purchaser an amount equal to the market value of a share of the Company's Common Stock on the Conversion Date.

        If the foregoing is in accordance with your understanding, please so indicate by signing this letter in the space indicated below and return it to us no later than May __, 2000.

                                Very truly yours,

                                INTELLECT CAPITAL GROUP, LLC



                                By: _____________________________
                                    Terren S. Peizer
                                    Chief Executive Officer


ACCEPTED AND AGREED
  AS OF MAY __, 2000

PHOTOLOFT.COM



By: _________________________
    Jack Marshall
    Chief Executive Officer